SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of January 2004


                                  Filtronic PLC
                 (Translation of registrant's name into English)

        The Waterfront, Salts Mill Road, Saltaire, Shipley, BD18 3TT, UK
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                                    Filtronic plc

                Statement of reorganisation of business segments


Filtronic plc, a leading designer and manufacturer of customised microwave electronic subsystems for the wireless telecommunications and defence industries, announces a reorganisation of its business segments into four units.

Regarding the reorganisation, Professor J David Rhodes CBE FRS FREng, Executive Chairman, made the following statement:

"Following our success in being selected by an Original Equipment Manufacturer ("OEM") customer to supply initial quantities of integrated radio frequency head units containing power amplifiers, the Board of Filtronic plc has decided to reorganise Filtronic's business segments into four units. This is to ensure that the company is best positioned to address the challenges of moving from the development stage into production with a broad range of new products. Many of these will incorporate compound semiconductor devices from our fabrication facility at Newton Aycliffe.

The Wireless Infrastructure business segment will continue to address the leading OEMs by supplying radio frequency front end products for wireless base stations, including power amplifiers.

The Handset Products business segment, which supplies antennas for mobile handsets, remains unchanged.

The third business segment, to be called Integrated Products, will incorporate activities previously included in the Broadband Access, Electronic Warfare and Compound Semiconductor business segments. This business will be responsible for the development, manufacture and supply of the compound semiconductor devices, which increasingly will form the basis of higher value Filtronic products addressing a range of markets. Such devices will include the high performance, high power modules for the base station power amplifier products.

Each of these business units is to be headed by a Chief Executive Officer or Managing Director who will report directly to me.

A fourth business segment, Central Services, will incorporate the digital signal processing expertise of Filtronic Sigtek together with a small research and development team based in Saltaire and other group administrative services. The greater part of the central development group which has been involved in particular in recent years with the power amplifier products has now been reallocated either to the Wireless Infrastructure business or the Integrated Products business as appropriate to facilitate the move to production quantities.

To aid understanding of the financial performance of these new business units, we have set out below the Business Segment analysis of sales and operating profit (after charging goodwill amortisation and share compensation charges) for the six months ended 30 November 2002 and the year ended 31 May 2003 in their restated form.

The Board of Filtronic plc expects to announce the results for the six months ended 30 November 2003 on Monday 2 February 2004."


Business segment analysis          6 Months Ended               Year Ended
                                 30 November 2002              31 May 2003
Sales                                      GBP000                   GBP000

Wireless infrastructure                    81,454                  151,715
Handset products                           24,324                   51,242
Integrated products                        17,402                   37,443
Central services                            1,219                    1,771
Inter segment                                (530)                    (903)
                                          123,869                  241,268

Operating profit


Wireless infrastructure                    13,443                   20,962

Handset products                            5,173                   10,834
Integrated products                       (14,203)                 (19,344)
Central services                           (2,965)                  (5,737)
                                            1,448                    6,715


Note  that  the  operating  loss  of  Integrated   Products  is  after  charging
exceptional closure costs of GBP2,719,000 (Six months ended 30 November 2002) and GBP1,812,000 (Year ended 31 May 2003).


Professor J D Rhodes CBE FRS FREng

Executive Chairman


26 January 2004.


Contacts:

Filtronic plc
Professor J David Rhodes CBE FRS FREng (Executive Chairman)        01274 530622
John Samuel (Financial Director)                                   01274 530622

Binns & Co PR Ltd
Peter Binns                                                       020 7786 9600
Paul McManus                                                      07980 541 893



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Filtronic PLC
                                            (Registrant)




                                            By: Maura Moynihan
                                            General Counsel





Date 26 January 2004